                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------



                                   FORM 10-SB



                                 GAME DATA, INC.
             (Exact name of Registrant as specified in its charter)



                     NEVADA                                       88-0315075
(State or other jurisdiction of incorporation or              (I.R.S. Employer
                  organization)                              Identification No.)


                            1575 DELUCCHI LANE, #115
                                 RENO, NV 89502
                    (Address of principal executive offices)
         Issuer's telephone number, including area code: (775) 829-7077


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Class                 Name of Exchange on Which Security Will be Traded
--------------                 -------------------------------------------------

         None



Securities to be registered pursuant to Section 12(g) of the Act:


                           Common Stock, no par value(1)
--------------------------------------------------------------------------------
                                (Title of Class)



         (1) Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registrant is voluntarily registering its Common Stock with the United States Securities and Exchange Commission (the "Commission") under Section 12(g) but has no current plans to list such shares on a stock exchange. This registration is not being made in connection with any public offering of securities and the Registrant has made no public offerings of securities in the past nor does it have a current intention to do so in the near future.



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                                     PART I

         Pursuant to Part I, Alternative 2 of this Form, the Registrant is furnishing the information required by Items 6-12 of Model B of Form 1-A.

         The matters discussed in this registration statement, to the extent that they address anticipated activities or results, are forward-looking statements, the accuracy of which is necessarily subject to risks and uncertainties. These risks include, but are not limited to, potential variations in the timing of the Registrant's anticipated product introductions, receipt of regulatory approvals the timing and approval of which is largely outside the Registrant's control, market acceptance and demand for the Registrant's products, and the development and rate of growth of gaming markets in general. Actual events and results may differ significantly from the discussion of such matters in the forward-looking statements. Such differences may be based upon factors within the Registrant's control, such as strategic planning decisions by management and reallocation of internal resources, or on factors outside of the Registrant's control, such as introduction of competitive products by third parties.


ITEM 6.  DESCRIPTION OF BUSINESS
         -----------------------

OVERVIEW


         Game Data, Inc. (the "Company" or "GDI") was formed in February 1994 to develop innovative and proprietary new products for legal gaming markets around the world. The Company's principal activities to date have focused primarily on research and development and legal protection of the Company's primary products. The Company's revolutionary Live Interactive Video Entertainment(TM) (LIVE(TM)) table game platform products combine traditional table games with state of the art technology and are designed to increase overall revenues to the casino by, among other things, providing the opportunity for faster play, increased wagering options, and decreased losses due to cheating. The Company believes that its LIVE products will provide an attractive alternative to table game players, who in addition to being able to play a faster version of traditional card games will also be able to take advantage of progressive or customized jackpots.

         The gaming industry has been proliferating throughout the United States and the world for the past decade, and along with this expansion the use of technology to improve casino operations and create new and exciting games that keep players interested has been paramount. Technology has most significantly changed the slot floor of casinos, with mechanical, reel-spinning slots being replaced by computer-controlled slots and video slots that feature bonus games, lifestyle changing jackpots, and multimedia features (high resolution graphics, sound, and streaming video). With this expansion has come increased competition amongst the throng of new gaming manufacturers maneuvering to sell casinos products. The bulk of the manufacturing competition has been focused on the slot machine side of the business. Indeed, there has been little innovation or excitement infused into the table game or other gaming areas (such as poker, keno, horse racing, etc.). Typically, these areas have also seen a decline in play and, inevitably, revenues.

         GDI was created to identify and exploit areas within gaming that have seen little innovation or creativity. The Company believes that the historically narrow focus of new gaming products creates several opportunities to introduce new and exciting games or methods of play to create new customers and renew interest in traditional games. GDI has devoted significant resources to the development of products and product ideas and expects that its first product based on the LIVE table game platform will be submitted to Nevada regulatory authorities for necessary approvals in the fourth quarter of 1999.

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         In addition to the LIVE table game platform, GDI has concepts and patent filings covering a broad range of gaming products, including slot machines, themed games, pari-mutuel horse racing, sports betting, player tracking, and other gaming-related ideas.


STRATEGY


         GDI's objective is to become a leading producer of novel gaming products utilized in gaming establishments around the world. The Company's strategy to achieve this objective includes the following key elements:


     o IDENTIFY AND ADDRESS NEGLECTED OPPORTUNITIES. Utilize the combined experience of its management, employees and consultants to identify product opportunities either overlooked by other gaming product manufacturers or beyond their capabilities and exploit those opportunities ahead of the competition.

     o TAILOR PRODUCT CONCEPTS TO BENEFIT BOTH CASINO AND CONSUMER. Exemplified by the Company's LIVE table game platform, develop products or product systems that address the needs and desires of both the gaming proprietor (e.g. heightened security, speed of play, ease of use and maintenance) as well as the playing consumer (e.g. video displays, greater jackpot potential and variety).

     o PROTECT CONCEPTS TO THE MAXIMUM EXTENT POSSIBLE. Recognize and treat new products and product concepts as valuable property of the Company and protect it as such, whether by patent, trademark, copyright or other appropriate form of protection.

     o UTILIZE EXISTING CHANNELS OF DISTRIBUTION. Identify and partner with leading distributors of gaming products on a product-by-product basis to both allow the Company to focus its efforts while at the same time maximizing market penetration of the Company's products.

     o MAINTAIN FOCUS AND CONTINUE TO INNOVATE. By contracting for third-party manufacturing, sales and support of the Company's products, the Company will be able to focus its internal efforts on the continued development and enhancement of gaming products and product concepts. The Company believes that this heightened focus on its core business will allow the Company to stay ahead of its competition who often attempt to internalize all aspects of the product cycle, from product conceptualization to the servicing of installed products.


POTENTIAL MARKETS


         The Company believes that the markets for its products are substantial. GDI's LIVE table game platform represents a technological extension but not a radical departure from the current games of blackjack or poker. The platform would be marketable, subject to regulatory compliance, in any jurisdiction that allows casino gaming (house-banked tables) and/or card rooms (player-banked tables). One industry magazine estimates that there are over 1,000 card rooms in the United States. The Company estimates that there are approximately 12,000 house-banked blackjack and 10,000 poker tables in North American gaming establishments. Furthermore, the Nevada State Gaming Control Board reports that the 1997 win from 3,527 blackjack tables in the state was $1.02 billion (approximately $289,320 per table). In addition, the reported 1997 win from 490 tables in Nevada card rooms was $61.5 million, based on an approximate 3-5% rake with a maximum dollar amount. In addition to domestic market opportunities, the international market is growing rapidly in its acceptance of poker-style games.

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PRODUCTS

         LIVE PLATFORM PRODUCTS

         GDI's first product concept is the LIVE table game platform. LIVE is a live casino table, of standard size for the applicable game, containing embedded interactive display screens (so-called "touch screens") for each player and the dealer to depict video images including playing cards and status messaging. A computer controls the shuffling and dealing of the deck via touch screen prompts from a live dealer. Utilizing the touch screens at each player station, players are able to view their hands and make decisions and/or inputs such as wagering and choosing discards. To the extent that hands are dealt in a "face down" manner, a continuous touch by the player peels the corners of the cards upward toward the player to reveal the identity of the cards, and the cards revert to their face-down nature when the player releases the touch screen. Requests for additional cards, if applicable, are made verbally and non-verbally as they would be at a conventional card table. Betting also remains a manual exercise, with players placing bets with the establishment's standard gaming chips and the dealer manually distributing winnings in chips and collecting chips representing lost bets.

         The LIVE platform will initially be deployed in two variations, a blackjack-style table and a poker-style table. Each variation is capable of switching between a multitude of games, similar to the multi-game video slot machines currently available in the marketplace. The blackjack table will debut with standard, public domain blackjack software with a large jackpot version called Million Dollar Blackjack' to follow. The poker-style table will debut with public domain Texas Hold-Em with other standard and bonus versions of popular poker games to follow. In each configuration, the player displays will be tilted toward the player while there will be communal, face-up displays embedded in the table for all to see. For instance, while each player will have access to only his or her initial two cards dealt in blackjack, any additional cards dealt to a player and the dealer's cards will be reflected on the communal face-up display in the center of the table. Similarly, at the poker-style table, each player has access to his or her own face-down cards but the face-up cards are reflected on the face-up display in the center of the table for all players to track play. The Company intends to continue to develop and adapt new games for play on the LIVE platform.

         Among the LIVE platform's advantages and capabilities over a hand dealt game using real playing cards are that:

     o The platform is capable of playing any one of a number of poker and non-poker games, extending the multi-game video slot paradigm to the pit and card room. The multi-game capability of the LIVE platform hardware provides the gaming establishment with the potential to change the type of game played at a particular LIVE table without altering the physical set-up.

     o The platform can and will be produced in 6-seat blackjack style, 10-seat poker, and 7-seat poker formats to accommodate blackjack, baccarat, all versions of poker, and potentially additional specialty card games.

     o The platform can be expanded to include specialty games that currently can only be played on the slot floor.

     o The platform can be utilized to allow bonusing, local-area progressives, and wide-area progressives on any or all games, making lifestyle-changing, multi-million dollar jackpots possible.

     o The platform will provide the ability to increase the number of hands played per hour of each game.

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     o   Significant cost savings to casinos will be recognized due to a reduction in playing card stock, automatic shuffling devices, and blackjack quick-peek reading devices.

     o The training and expertise required of dealers will be significantly reduced as will the human error factor present in the manual handling of playing cards.

     o Reduced dealing duties will allow dealers to become more customer-service oriented (e.g. enticing players to the table and interacting with players) because the computer unit will be responsible for shuffling and dealing the cards and determining the winner.

     o The elimination of the handling of physical playing cards by the dealer and players will dramatically reduce the potential for cheating by the players and/or dealer (through the elimination of card manipulation, shuffle tracking and "coolers"), and, accordingly, lower the amount of losses currently incurred by gaming establishments due to cheating in such games. In addition, card counting may be eliminated via reshuffling the deck for each deal, if desired.

     o Player privacy will be enhanced by the liquid crystal display monitors at the player stations, which will be difficult to read by persons other than those positioned directly in front of the monitor. In addition, a privacy filter has been added to the display to enhance this security effect and make viewing the screen virtually impossible from any position other than straight on.

     o Notwithstanding the innovative utilization of technology, the game will retain its live nature, with a human dealer, actual betting chips, player interaction, and, in some instances, team play.

         OTHER PRODUCTS

         SLOT WITH COMBINATION DISPLAY. The Slot with Combination Display is a unique slot concept that addresses the problem of providing a bonus wheel to a reel-spinning or video slot without the requirement of a large, mechanical apparatus for the bonus wheel. Bonus wheel games have been extremely successful in casinos over the past few years, with Anchor Gaming's Wheel of Gold(TM) and International Game Technology's Wheel of Fortune(TM) being the most notable examples. The major appeal of these games is a secondary wheel apparatus above the standard slot cabinet that is activated by the player when a particular reel symbol combination is achieved on the primary slot game. These games however cannot be placed in locations that cannot accommodate the large apparatus, namely bars, pubs, and convenience stores.

         GDI intends to develop a demonstrable prototype of this game, then license it to a major gaming vendor for manufacturing and distribution.

         PIR SLOT. The PIR slot follows in the wake of the most successful slot machine in the history of gaming, IGT's Wheel of Fortune. Like Wheel of Fortune, it will be a themed game with a bonus wheel apparatus added to a standard reel-spinning slot machine. The PIR slot has a major advantage over Wheel of Fortune in that it adds the elements of decision and strategy for the player, giving the player the perception of being able to affect the outcome and thereby enhancing the gaming experience.


COMPETITION

         LIVE TABLE GAME PLATFORM.

         GDI has identified three areas of potential competition (direct, indirect, and displacement) in connection with its LIVE table game platform.

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         DIRECT COMPETITION. GDI is aware of only one potential direct competitor for its LIVE table game platform, Digideal, which has developed a live blackjack table, called Digital 21(TM), that uses player displays in lieu of cards. There can be no assurances that additional direct competitors to the Company's LIVE products will not enter the market.

         INDIRECT COMPETITION. There are currently two gaming manufacturers that market video machine adaptations of live tables games: SEGA Gaming and Innovative Gaming Corporation of America ("IGCA"). As these video products lack a live dealer, are player initiated, have coin and bill acceptors, and are typically located on the slot floor not the live pit, these games are more akin to video slot machines than live table games. However, both companies have been operating for a number of years and have carved out niche markets for their respective machines. While GDI does not consider SEGA and IGCA to be true competitors because those companies' products appeal more to a slot machine player than a live table player, there is the potential that the products manufactured by these companies, or by other companies introducing similar products, may be considered a competitive alternative to the Company's products.

         DISPLACEMENT COMPETITION. Finally, the LIVE table game platform will potentially compete with gaming vendors that market automatic shufflers and blackjack quick-peek reading devices. Although this may be an issue of concern, GDI believes that security and large jackpot capability of the LIVE platform differentiate LIVE from merely replacing a shuffling device.

         SLOT PRODUCTS.

         There are dozens of gaming manufacturers marketing reel-spinning and video slot machines in North America and around the world. Several of these manufacturers are large domestic or international companies that have substantially greater financial, manufacturing, marketing, sales and other resources, larger installed customer bases, greater name recognition and longer standing customer relationships than the Company. While the Company believes that its product concepts are novel and sustainable in such a populated market segment, there can be no assurance that such competitors will not be able to respond more quickly to changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than the Company.


MANUFACTURING, SALES AND DISTRIBUTION


         The Company intends to outsource manufacturing, warehousing, sales, and service operations, and use consultants for specialized software. By utilizing outsourcing, GDI will be able to maintain its focus on new product development activities. To date, GDI has shipped no products for commercial use. The Company has generated no operating revenues to date and all funds utilized in the Company's operations are attributable to the Company's financing activities.

         There is a trend in the casino industry to lease games and equipment, rather than purchase them. A significant motivation for this movement is that lease payments are recorded as operating expenses on a periodic basis and, as a result, there is no large capital outlay to be amortized over a number of years. Leasing also keeps technology current and permits a casino to compete in a very aggressive business environment. GDI intends to provide its LIVE, slot, and other gaming-related products on a lease basis to build a large recurring revenue stream for the Company and its stockholders. GDI anticipates that the LIVE platform hardware will be leased to casinos, on an annual basis, for a monthly rental per table. LIVE platform software (being multi-game in nature) will be leased to casinos, on an annual basis, again for a monthly rental per table, but prorated upon the number of hours each software program is actually utilized by the casinos.

         A significant aspect of the Company's strategy is to identify the most suitable joint-venture partner or distributor for each of the Company's products. In evaluating each of the existing gaming manufacturers, in addition to demonstrated sales and marketing capability, four main factors will be considered: the target Company's financial strength, whether or not the company has wide area progressive (WAP) capability, number of jurisdictions in which the company is licensed (particularly Nevada), and whether or not the company has an adequate manufacturing, field service, and customer service infrastructure.


RESEARCH AND DEVELOPMENT

         During the fiscal years ended December 31, 1998 and 1997, the Company expended $400,271 and $105,000, respectively, on research and development activities.

         As previously noted, the gaming industry is intensely competitive driving casinos to constantly seek out, evaluate and introduce new and upgraded gaming products in an effort to attract and retain gaming customers. Accordingly, the Company anticipates that it will continue to devote significant resources to research and development activities in order to enhance and extend its current products and product concepts as well as to generate new product ideas. Such development activities will likely continue to represent a combination of both internal efforts as well as the efforts of contracted developers.


INTELLECTUAL PROPERTY


         The Company relies on a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure agreements and other contractual restrictions to establish and protect its intellectual property rights. GDI currently holds three patents issued by the United States Patent and Trademark Office ("USPTO") covering the LIVE table game platform as well as a pari-mutuel horse racing betting method. Additional patent applications have been filed and more are planned for broader protection and new concepts. In addition, the Company currently holds one federally registered trademark and has additional applications on file at the USPTO to protect further marks.

         There can be no assurance that any of the pending patent or trademark applications will issue, that any of these rights will not be infringed by others or that already issued patents or trademark registrations will not be invalidated or canceled. None of the foregoing measures provides assurance that the Company's proprietary games or the concepts incorporated in the games could not be successfully duplicated by third parties. Furthermore, third parties could infringe on GDI's rights.

         To date the Company has not been, nor does it have any expectation that it will be, the subject of claims of infringement or misappropriation of intellectual property rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company (for competitive reasons or otherwise), that any such assertions will not result in litigation or that the Company would prevail in any such litigation. Furthermore, any such claims, with or without merit, could result in substantial cost to the Company and diversion of its personnel, require the Company to develop new technology, or require the Company to enter into royalty or licensing arrangements which could prove costly.

         Royal Hold-Em, Mega-Platinum, Mega-Gold, Mega-Silver, Million Dollar Blackjack, Live Interactive Video Entertainment, LIVE, and LIVE 21 are trademarks of GDI. All other marks set forth herein are the property of their respective owners.

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EMPLOYEES

         As of April 30, 1999, the Company employed 2 full time employees and 1 part time employee. All employees are located in the United States. The Company has utilized the services of independent contractors in connection with much of its product development efforts to date but anticipates that as the Company continues to grow, additional development personnel will be hired directly by the Company. Furthermore, while the Company intends to contract with reputable distributors for the sale and services of Company products, the Company anticipates that as products are introduced, additional personnel will be added internally to manage such distribution relationships.


GOVERNMENT REGULATION

         As the Company's efforts to date have focused primarily on research and development and have as of yet not involved the sale or distribution of its gaming products, the Company has not applied for licensure in any jurisdiction where licensing of the Company or its products will be required. However, the Company anticipates that shortly following the effectiveness of this registration statement, the Company will prepare and file the necessary applications to be licensed as a manufacturer and distributor of gaming devices, and as a licensed operator of a slot machine route ("Slot Route License") and an inter-casino linked system ("OILS License"), in the State of Nevada. Gaming regulatory requirements vary from jurisdiction to jurisdiction, and obtaining licenses, findings of suitability and/or other required approvals with respect to the Company, its personnel and its products will be time consuming and expensive.

         Generally, gaming regulatory authorities have broad discretionary powers and may deny applications for or revoke authorizations on any basis they deem reasonable. Although the Company is confident in the quality of its products and personnel, there is no guarantee that the Company, its products or its personnel will receive or be able to maintain any necessary licenses, approvals, qualifications or authorizations.

         NEVADA REGULATION

         The manufacture, sale and distribution of gaming devices for use or play in Nevada or for distribution outside of Nevada from within Nevada, and the manufacture and distribution of associated equipment for use in Nevada, are subject to (i) The Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act") and (ii) various local ordinances and regulations. Such activities are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board"), and various county and municipal regulatory and licensing agencies (collectively referred to as the "Nevada Gaming Authorities"). The Company believes that its LIVE table game platform products are gaming devices as such term is defined by the Nevada Act and that the Company will be required to obtain from the Nevada Commission a manufacturer's and distributor's license, in addition to a Slot Route License and an OILS License, in order to commercially exploit its products.

         The laws, regulations and supervisory practices of the Nevada Gaming Authorities are based upon declarations of public policy having as their objectives (i) preventing any involvement, direct or indirect, of any unsavory or unsuitable persons in gaming or the manufacture or distribution of gaming devices at any time or in any capacity; (ii) strictly regulating all persons, locations, practices and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and associated equipment; (iii) establishing and maintaining responsible accounting practices and procedures; (iv) maintaining effective controls over the financial practices of licensees (including requirements covering minimum procedures for internal fiscal controls and safeguarding assets and revenues, reliable record keeping and periodic reports to be filed with Nevada Gaming Authorities); (v) preventing cheating and fraudulent practices and (vi) providing and monitoring sources of state and local revenue based on taxation and licensing fees. Changes in such laws, regulations and procedures, depending upon their nature, could have an adverse effect on the Company's operations.

         All gaming devices that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada from within Nevada, must be manufactured by licensed manufacturers and distributed and sold by licensed distributors. All gaming devices manufactured for use or play in Nevada must be approved by the Nevada Commission before distribution or exposure for play.

         The approval process for gaming devices includes rigorous testing by the Nevada Board, a field trial and a determination that the gaming device meets strict technical standards set forth in the regulations of the Nevada Commission. The Company anticipates that its initial product based upon the LIVE table game platform will be submitted to the Nevada Board laboratory during the second quarter of 1999. It is estimated that the game will remain in the laboratory for approximately ninety days. Upon laboratory approval, the product must then be placed on field test at one to three Nevada casinos for ninety to one hundred eighty days. Assuming the product is found suitable and operates as designed, and that GDI has been licensed as a manufacturer and distributor, GDI would then be able to freely market the product to casinos statewide.

         The Company intends to apply to the Nevada Commission for licenses as a manufacturer and distributor of gaming devices, in addition to a Slot Route License and an OILS License, and for registration as a "publicly traded corporation" by the Nevada Commission (a "Registered Corporation"). The Company believes that it will qualify as a Registered Corporation after it completes the registration of its common stock with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. However, any application filed with the Nevada Commission may be denied for any cause deemed reasonable by the Nevada Commission. In order for a Registered Corporation to receive such gaming licenses, the Nevada Commission must exempt the Company from a provision of the Nevada Act that makes publicly traded corporations ineligible to apply for or hold such gaming licenses. However, the Nevada Commission has exempted companies from such provision in the past and has granted gaming licenses to Registered Corporations. The Company intends to apply for an exemption from this eligibility requirement in connection with its gaming license applications.

         The Company has not yet obtained from the Nevada Gaming Authorities the various registrations, approvals, licenses and permits ("Gaming Approvals") required in order to engage in gaming activities in Nevada and there can be no assurances that such Gaming Approvals will be obtained, or that they will be obtained on a timely basis. There can also be no assurances that the Company's officers, directors, stockholders and key employees will obtain the necessary Gaming Approvals from the Nevada Gaming Authorities.

         If the Company is successful in obtaining the Gaming Approvals, the Company will be required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information the Nevada Commission may require. In addition, if licensed, GDI's gaming licenses will require the periodic payment of fees and taxes, and are not transferable or assignable.

         The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, a Registered Corporation in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Certain officers, directors and key employees of GDI will be required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny any application for any cause they deem reasonable. A finding of suitability is comparable to licensing. Both require submission of detailed personal and financial information, which is followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities. In addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have the power to disapprove a change in a corporate position.

         If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or to continue having a relationship with the Company, the Company would have to sever all relationships with that person. In addition, the Nevada Commission may require the Company to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

         If it were determined that the Nevada Act was violated by the Company, the Gaming Approvals it holds could be limited, conditioned, suspended or revoked subject to compliance with certain statutory and regulatory procedures. In addition the Company and the persons involved could be required to pay substantial fines, at the discretion of the Nevada Commission, for each separate violation of the Nevada Act. Limitation, conditioning or suspension of any license obtained by the Company could (and revocation of any license would) materially adversely affect the Company's operations.

         Once the Company has received the Gaming Approvals, and unless the Company has been registered as a Registered Corporation and been granted certain exemptions by the Nevada Commission, no holder of any share of stock of the Company may sell, assign, transfer, pledge or make any other disposition thereof, without the prior approval of the Nevada Commission. Unless the Company has been registered as a Registered Corporation and been granted certain exemptions by the Nevada Commission, no person may become a stockholder of, or receive any percentage of profits from, GDI without first obtaining the necessary licenses and approvals from the Nevada Commission. In connection with its applications for the Gaming Approvals and for registration as a Registered Company, the Company will also request that the Nevada Commission grant exemptions available under the Nevada Act that will generally exempt GDI's stockholders from the mandatory finding of suitability/licensure requirements normally applicable. No assurance can be given that the Company's application for registration as a Registered Corporation and requests for such exemptions will be granted by the Nevada Commission.

         Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his or her suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting such investigations.

         The Nevada Act requires any person who acquires more than 5% of any class of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. It also requires beneficial owners of more than 10% of any class of a Registered Corporation's voting securities to apply to the Nevada Commission for a finding of suitability within thirty days after the chairman of the Nevada Board mails a written notice requiring such filing. Under certain circumstances, an "institutional investor", as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only.

         An institutional investor is not deemed to hold voting securities for investment purposes if the voting securities were acquired and are held in the ordinary course of its business as an institutional investor and were not acquired and are not held for the purpose of causing, directly or indirectly,
(i) the election of a majority of the members of the board of directors of the Registered Corporation; (ii) any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations or those of any of its gaming affiliates or (iii) any other action that the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

         Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder of a Registered Corporation found unsuitable and who holds, directly or indirectly, any beneficial ownership in the Common Stock beyond such period of time as the Nevada Commission may specify for filing any required application may be guilty of a criminal offense. Moreover, the Registered Corporation will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Registered Corporation, it (i) pays that person any dividend on its voting securities; (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities ownership; (iii) pays remuneration in any form to that person for services rendered or otherwise or (iv) fails to pursue all lawful efforts (including, if necessary, the immediate purchase of said voting securities for cash at fair market value) to require such unsuitable person to completely divest all voting securities held.

         The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation if the Nevada Commission finds reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, it may sanction the Registered Corporation, which sanctions may include the loss of its approvals if, without the prior approval of the Nevada Commission, it (i) pays to the unsuitable person any dividend, interest, or other distribution; (ii) recognizes any voting right of such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

         The Company will be required to maintain in Nevada a current stock ledger that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record owner may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record owner unsuitable.

         The Company will also be required to render maximum assistance in determining the identities of the beneficial owners of its securities. The Nevada Commission has the power to require the Company to imprint its stock certificates with a legend stating that such securities are subject to the Nevada Act. It is unknown at this time whether the Nevada Commission will impose this requirement on the Company.

         The Company will not be able to make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the offered securities, and any representation to the contrary is unlawful.

         Changes in control of a Registered Corporation through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by which anyone obtains control, may not lawfully occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must meet the strict standards established by the Nevada Board and the Nevada Commission prior to assuming control of a Registered Corporation. The Nevada Commission also may require persons who intend to become controlling stockholders, officers or directors, and other persons who expect to have a material relationship or involvement with the acquired company to be investigated and licensed as part of the approval process of the transaction.

         The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to minimize the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form and
(iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Registered Corporation can make exceptional repurchases of voting securities above market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's board of directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purpose of acquiring control of the Registered Corporation.

         License fees and taxes, computed in various ways depending on the type of gaming or activity involved, must be paid to the State of Nevada and to the counties and cities in which gaming operations are conducted. These fees and taxes, depending upon their nature, are payable monthly, quarterly or annually and are based upon either (i) a percentage of the gross revenues received or
(ii) the number of gaming devices operated. Annual fees are also payable to the State of Nevada for renewal of a Slot Route License, an OILS License, and licenses as a manufacturer and distributor.

         Any person who is licensed, required to be licensed, registered, required to be registered, or who is under common control with any such persons (collectively, "Licensees") and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of his or her participation outside of Nevada. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees also are subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the non-Nevada gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the non-Nevada operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

         OTHER JURISDICTIONS

         Many other jurisdictions in which the Company does business require various licenses, permits, and approvals in connection with the manufacture and/or the distribution of gaming devices, and operation of progressive systems, typically involving restrictions similar in most respects to those of Nevada. The National Gambling Impact Study Commission was created in August 1996 to conduct a comprehensive legal and factual study of the social and economic impacts of gambling on federal, state, local and Native American tribal governments and on communities and social institutions. Their report is due to Congress, the President and the governors by June 20, 1999. The impact of the results of this study on the Company are unknown at this time.

         FEDERAL REGULATION

         The Federal Gambling Devices Act of 1962 (the "Federal Act") makes it unlawful, in general, for a person to manufacture, deliver, or receive gaming machines, gaming machine type devices, and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States. The Company has not yet registered under the Federal Act, but anticipates that it will do so when appropriate. Federal registrations must be renewed annually. In addition, various record keeping and equipment identification requirements are imposed by the Federal Act. Violation of the Federal Act may result in seizure and forfeiture of the equipment, as well as other penalties.


PLAN OF OPERATION

         The Company is not expected to generate operating revenues until the first quarter of 2000 at the earliest and potentially not until the second quarter of 2000. During the next twelve months, the Company's primary activities will continue to consist of research and development regarding existing and new products. Specifically, the Company anticipates that adjustments and improvements will be made to its initial products based on the LIVE platform and that significant development resources will be devoted to bringing along the Company's slot-based products. The Company's primary expenditures are expected to be incurred in pursuit of such research and development activities, further patent and trademark protection for the Company's assets and regulatory approval of its games, concepts, individuals and the corporate entity in the State of Nevada and other appropriate jurisdictions.

         The Company's cash and cash equivalents balance at December 31, 1998 was $222,063. The Company is currently conducting a limited private offering of its capital stock to raise additional funds to support its ongoing operations. The maximum size of such offering will be $3,000,000, although no assurance can be made that such maximum amount will be sold. As of April 30, 1999, exclusive of amounts reflected in the December 31, 1998 cash balance, the Company has raised $1,155,000 in such offering. Based upon the Company's existing cash resources and the funds raised to date from such private offering, the Company does not anticipate the need for any additional equity or debt financing in the next twelve months. As of April 30, 1999, the Company had no material commitments for capital expenditures and the Company does not expect any significant changes in the number of employees over the next twelve months.


YEAR 2000

         The "Year 2000" issue results from the use in computer hardware and software of two digits rather than four digits to define the applicable year. When computer systems must process dates both before and after January 1, 2000, two-digit year "fields" may create processing ambiguities that can cause errors and system failures. The results of these errors may range from minor undetected errors to complete shutdown of an affected system. These errors or failures may have limited effects, or the effects may be widespread, depending on the computer chip, system or software, and its location and function. The effects of the Year 2000 problem are exacerbated because of the interdependence of computer and telecommunications systems in the United States and throughout the world. Because of this interdependence, the failure of one system may lead to the failure of many other systems even though the other systems are themselves "Year 2000 compliant."

         The Company has reviewed the Year 2000 issue as it may affect the Company's business activity. The Company has concluded that its current hardware and software systems, as well as the design and operation of the Company's current products, are Year 2000 compliant and the costs of addressing the Year 2000 issue with respect to the Company's systems and products, if any, are not expected to be material. The Company will continue to monitor and evaluate any alterations or upgrades to such systems and products for continued Year 2000 compliance.

         The impact of Year 2000 issues on the Company will depend not only on continued compliance of the Company's systems, but also on the way in which Year 2000 issues are addressed by governmental agencies, business and other third parties that provide services or data to, or receive services or data from, the Company, or whose financial condition or operational capability is important to the Company. To reduce this exposure, the Company has an ongoing process of contacting mission-critical third party vendors and other significant third parties as they are identified to determine their Year 2000 plans and target dates. Notwithstanding the Company's efforts, there can be no assurance that the Company, mission-critical third party vendors or other significant third parties will adequately address their Year 2000 issues.

         The Company is developing contingency plans for implementation in the event that the Company, mission-critical third party vendors or other significant third parties fail to adequately address Year 2000 issues. The Company anticipates that such plans will principally involve identifying alternative vendors and internal remediation activities. There can be no assurance that any such plans will fully mitigate any such failures or problems. Furthermore, there may be certain mission-critical third parties, such as utilities, telecommunication companies, or material vendors where alternative arrangements or sources are limited or unavailable.

         The extent and magnitude of the Year 2000 Problem as it will affect the Company, both before and for some period after January 1, 2000, are difficult to predict or quantify for a number of reasons. Among the most important are lack of control over systems that are used by third parties who are critical to the Company's operation, complexity of testing inter-connected networks and applications that depend on third party networks and the uncertainty surrounding how others will deal with liability issues raised by Year 2000 related failures. There can be no assurance for example, that systems used by third parties will be adequately remediated so that they are Year 2000 ready by January 1, 2000, or by some earlier date, so as not to create a material disruption to the Company's business. These risks are exacerbated by the Company's current stage of operation in that has not yet identified all of the vendors that it anticipates using once its products are in full production mode.


ITEM 7.  DESCRIPTION OF PROPERTY
         -----------------------

         The Company occupies approximately 600 square feet in Reno, Nevada. This facility is leased on a month-to-month basis and is terminable upon thirty
(30) days written notice by either party. The current monthly rent is $630. The Company believes that this space is adequate for its immediate needs, and that it will be able to obtain additional space if necessary to supplement or replace the existing offices.

ITEM 8.  DIRECTORS AND EXECUTIVE OFFICERS
         --------------------------------

         The following table sets forth certain information regarding the Company's current executive officers and directors.

         NAME                           AGE      POSITION
         ----                           ---      --------

         Elia R. Tarantino               65      Co-Chairman of the Board of Directors and Chief Executive
                                                 Officer

         Eric J. Maiss                   30      President

         Frank A. Roide                  56      Chief Financial Officer, Treasurer, Secretary and Director

         Edward A. Sasso                 46      Director

         John Klacking                   44      Co-Chairman of the Board of Directors

         Quentin Peterson                69      Director

         Robert F. List                  62      Director

         Dale McKenzie                   55      Director


         ELIA R. TARANTINO has served as Chairman and Chief Executive Officer since the Company's inception in 1994. From August 1995 until December 1997 he served as Chairman and Chief Executive Officer of MaxiSoft, Inc., a developer of software to replicate OSHA and ANSI standard signs, pipe markers and right-to-know products. From July 1992 until December 1995, Mr. Tarantino served as the Chairman and Chief Executive officer of Biomolecular, Inc., a laboratory instrument manufacturer.

         ERIC J. MAISS has served as President of the Company since November 1, 1997. From June 1996 until October 1997 he served as General Manager of Gaming Systems International, a supplier of player-tracking and gaming systems to casinos. From November 1993 to May 1996, Mr. Maiss served as Director of Technical Resources of Casino Data Systems, a supplier of player-tracking and gaming systems to casinos.

         FRANK A. ROIDE has served in the capacities of Chief Financial Officer, Treasurer, Secretary, and Director of the Company since January 1998. From January 1996 to December 1997 he served as Vice President of Finance of MaxiSoft, Inc., a developer of software to replicate OSHA and ANSI standard signs, pipe markers and right-to-know products. From July 1992 to December 1995, Mr. Roide served as Vice President and Chief Financial Officer of Biomolecular, Inc., a laboratory instrument manufacturer.

         EDWARD A. SASSO has served as a Director of the Company since November 1997. From July 1997 to the present, he has served as Regional Vice President of American Residential Services, Inc., an air conditioning and heating company. From November 1977 to June 1997, Mr. Sasso served as President and General Manager of Sasso Air Conditioning, Inc., an air conditioning and heating company.

         JOHN KLACKING has served as a Director of the Company since November 1997. From February 1987 to the present he has served as Senior Vice President of Salomon Smith Barney in Reno, Nevada.

         QUENTIN PETERSON has served as a Director of the Company since May 1998. He has been a private investor since March 1989, serving as President or Vice President of four (4) small companies. From December 1960 to February 1989, Mr. Peterson served as Staff Engineer for Lockheed Missile & Space, an aerospace company.

         ROBERT F. LIST has served as a Director of the Company since April 1997. From March 1993 to the present he has served as Executive Vice President, Corporate Secretary, Counsel and Director of Boomtown, Inc.

         DALE MCKENZIE has served as a Director of the Company since April 1997. From June 1966 to the present he has served as Chairman, Secretary and Treasurer of McKenzie Construction Inc., a privately held construction and development company.


ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS
         --------------------------------------

         The following table sets forth certain information regarding the aggregate annual remuneration paid to the three highest paid persons that are officers and/or directors of the Company as a group during calendar 1998.



                                           CAPACITIES IN WHICH
NAME OF INDIVIDUALS IN GROUP             REMUNERATION WAS RECEIVED                 AGGREGATE REMUNERATION
----------------------------             -------------------------                 ----------------------

Elia R. Tarantino                        Chief Executive Officer                         $120,500.00
Eric J. Maiss                            President                                       $106,700.00
Frank A. Roide                           Chief Financial Officer                         $ 81,000.00
                                                                                         -----------
All Officers & Directors (3)                                                             $308,200.00
                                                                                         ===========


ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS
         -------------------------------------------------------------

         The following table sets forth certain information regarding the ownership of the Company's outstanding Common Stock as of April 30, 1999 by (a) each of the three highest paid persons that are officers and/or directors of the Company, (b) each holder of more than 10% of the Company's outstanding Common Stock, and (c) all officers and directors of the Company as a group.


                                                                        PERCENT
         NAME AND ADDRESS OF HOLDER              SHARES OWNED(1)       OF CLASS
         --------------------------              ---------------       --------

         Elia R. Tarantino Family Trust..........     1,607,500          40.8%
         1575 Delucchi Lane, #115
         Reno, Nevada  89502

         Eric J. Maiss...........................       500,000          12.7%
         1575 Delucchi Lane, #115
         Reno, Nevada  89502

         Frank A. and Linda D. Roide
         Family Trust............................       460,000          11.7%
         1575 Delucchi Lane, #115
         Reno, Nevada  89502

         Kathleen E. Dickinson Trust.............       400,000          10.2%

         All officers and
           directors as a group..................     3,240,000          82.2%

-----------------

(1) This registration statement is not filed in connection with an offering of securities by the Company.

         The following table sets forth certain information regarding the ownership of warrants to purchase shares of the Company's outstanding Common Stock by (a) each of the three highest paid persons that are officers and/or directors of the Company, (b) each holder of more than 10% of the Company's outstanding Common Stock, and (c) all officers and directors of the Company as a group.

                                                AMOUNT OF
                                               SHARES CALLED                                    TERMINATION
         NAME OF HOLDER                       FOR BY WARRANTS             EXERCISE PRICE            DATE
         --------------                       ---------------             --------------        -----------

         Elia R. Tarantino.................        --                           --                   --
         1575 Delucchi Lane, #115
         Reno, Nevada  89502

         Eric J. Maiss.....................        --                           --                   --
         1575 Delucchi Lane, #115
         Reno, Nevada  89502

         Frank A. Roide....................        --                           --                   --
         1575 Delucchi Lane, #115
         Reno, Nevada  89502

         10% holders.......................        --                           --                   --


         All officers and                                                                       4/29/2002 to
           directors as a group............      700,000                   $.25 - $2.00            5/11/2003

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
         ---------------------------------------------------------

         The Company is the maker of an $800,000 promissory note dated May 11, 1998, payable to the Q and V Peterson Family Trust. Quentin Peterson , a Trustee of the trust, is a Director of the Company. This note bears interest at the rate of six percent (6%), paid quarterly, and is unsecured. The outstanding principal and accrued but unpaid interest is payable on May 10, 2003.


ITEM 12. SECURITIES BEING OFFERED
         ------------------------

         As noted above, the Company is voluntarily registering its Common Stock with the Commission but has no current plans to list such shares on a stock exchange. This registration is not being made in connection with any public offering of securities and the Registrant has made no public offerings of securities in the past nor does it have a current intention to do so in the near future.

         At the time of the filing of this registration, however, the Company is in the process of conducting a private offering of its Common Stock. The maximum aggregate amount of such private offering will be 1,200,000 shares and when issued, any such shares will constitute "restricted stock" for purposes of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As of April 30, 1999, the Company had consummated the sale of 462,000 shares in such offering.

         There are 10,000,000 shares of the Company's Common Stock authorized. As of April 30, 1999, there were 3,942,000 shares of Common Stock issued and outstanding. Holders of shares of Common Stock are entitled to one vote at all meetings of shareholders for each share held by them, except that, upon giving the legally required notice, shareholders may cumulate their votes in the election of directors. Holders of shares of Common Stock have no preemptive rights and have no other rights to subscribe for additional shares or any conversion right or right of redemption, other than as may be provided in contracts between such holders and the Company, which, if any, have been filed as exhibits to this registration statement. Holders of the Common Stock are entitled to receive such dividends as, when and if declared by the Board of Directors out of funds legally available therefor. To date, the Company has not paid dividends on the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

         The Company also has outstanding warrants to purchase up to 800,000 shares of its Common Stock at exercise prices of between $.25 and $2.00 per share. Such warrants expire at various times between April 29, 2002 and May 11, 2003.


                                     PART II



ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
         -------------------------------------------------------------------

         There is no public trading market for the Company's Common Stock. Other than the currently outstanding warrants for the purchase of up to 800,000 shares of the Company's Common Stock, there are no outstanding securities exercisable or convertible into shares of the Company's Common Stock. The Company has not granted registration rights to any shareholder as of the date of this registration statement. As of April 30, 1999, no shares of the Company's Common Stock could be sold pursuant to Rule 144(k) promulgated under the Securities Act.

         As of April 30, 1999, there are fourteen (14) holders of record of the Company's Common Stock.

         The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain future savings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

ITEM 2.  LEGAL PROCEEDINGS
         -----------------

         On May 14, 1999, the Company filed a complaint in Washoe County District Court (Reno, Nevada) against Sierra Design Group and related parties (collectively, "SDG") seeking monetary damages, relief in the form of declaratory judgment, the imposition of a constructive trust upon certain funds derived by SDG, and attorneys' fees incurred as a result of the lawsuit. The Company's complaint alleged, among other things, that SDG breached certain agreements by which it was obligated to develop gaming technology for the Company. The gaming technology was not delivered in a timely fashion, which delayed the Company's progress in bringing its products to the marketplace. The complaint further alleges that SDG used the Company's intellectual property and money to develop gaming technology for other customers to the detriment of the Company while the Company believed SDG was devoting sufficient efforts to satisfy its contractual obligations to the Company. This lawsuit, which was recently filed, is in the early pretrial and discovery stages. The Company has made arrangements with alternative developers of gaming technology to perform tasks that were not completed by SDG and does not expect the delays encountered with or because of SDG or the lawsuit to have a material adverse effect on the operations of the Company, its prospects in the marketplace, or any of the milestones or time lines set forth herein.

         Other than the foregoing litigation with SDG, there are no legal proceeding to which the Company is a party or to which any of its properties are subject.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ---------------------------------------------

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------

         (a) Since the Registrant's inception in February 1994, the Registrant has issued and sold the following unregistered securities (as adjusted for stock splits):

                  (1) On February 10, 1994, the Registrant issued and sold 3,000,000 shares of Common Stock to the Company's founder in return for the assignment of various intellectual property rights.

                  (2) On April 29, 1997, the Registrant granted warrants to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $.25 per share to two directors. The aggregate purchase price was $2,000 in cash.

                  (3) On August 3, 1997, the Registrant issued and sold 50,000 shares of Common Stock to an investor at an aggregate purchase price of $50,000 in cash.

                  (4) From September 8, 1997 through January 28, 1998, the Registrant issued and sold 400,000 shares of Common Stock to four investors at an aggregate purchase price of $400,000 in cash.

                  (5) On November 24, 1997, the Registrant granted warrants to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $.50 per share to two investor/directors. The aggregate purchase price of such warrants was $2,000 in cash.

                  (6) On March 10, 1998 and May 29, 1999, the Registrant issued and sold 30,000 shares of Common Stock to two individuals in consideration of services rendered to the Registrant.

                  (7) On May 11, 1998, the Registrant granted warrants to Quentin Peterson to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $2.00 per share, subject to certain escalation provisions, to a lender in connection with the extension of a 6% unsecured long-term note payable.

                  (8) On May 12, 1998, the Registrant granted warrants to purchase 100,000 shares of Common Stock at an exercise price of $2.00 per share to a Director. No consideration was paid for such warrants.

                  (9) On May 12, 1998, the Registrant granted warrants to purchase 100,000 Shares of Common Stock at an exercise price of $1.50 per share to a product development firm in conjunction with product development efforts of the Registrant.

                  (10) On February 1, 1999 and March 4, 1999, the Registrant issued and sold an aggregate of 420,000 shares of Common Stock to two investors at an aggregate purchase price of $1,050,000 in cash.

                  (11) On March 16, 1999, the Registrant issued and sold an aggregate of 42,000 shares of Common Stock to two investors at an aggregate purchase price of $105,000 in cash.


         (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 4(a).

         (c) The issuance of the above securities was deemed to be exempt from registration under the Securities Act in reliance on
                  Section 4(2) of the Act. All recipients had adequate access through their relationships with the Company to information about the Registrant.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS
         -----------------------------------------

         Section 78.7502 of the Nevada Revised Statutes authorizes a court to award or a corporation to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Exchange Act of 1934, as amended, and, when applicable, the Securities Act of 1933, as amended. The Nevada Revised Statutes permit a corporation to indemnify its officers, directors, employees and agents against reasonable costs and expenses incurred by such persons in those capacities in connection with threatened, pending or completed actions other than actions by or in the right of the corporation, provided that the indemnitee has acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, in a criminal context, where the indemnitee had no reasonable cause to believe the conduct was unlawful. Indemnification is also permitted with respect to expenses reasonably incurred in the defense of any action brought by or in the right of the corporation, except that no indemnification is permitted where the indemnitee is found liable to the corporation or for settlement amounts paid to the corporation other than to the extent that a court determines such indemnification to be appropriate. Notwithstanding the foregoing, indemnification otherwise permissive will be mandatory to the extent that the indemnitee is successful in the defense of such action, whether on the merits or otherwise. The Company has no specific provisions concerning indemnification in its Articles of Incorporation or Bylaws and has no separate indemnification agreements in place with its officers, directors or employees.


                                    PART F/S

                          INDEX TO FINANCIAL STATEMENTS
                                                                                                              PAGE


INDEPENDENT AUDITORS' REPORT....................................................................................23



FINANCIAL STATEMENTS:


   Balance Sheets as of March 31, 1999 (unaudited), December 31, 1998 and 1997..................................24

   Statements of Operations for the three-month Periods ended March 31, 1999 and
1998 (unaudited), for the Years Ended December 31, 1998 and 1997, for the Period
from February 8, 1994 (Inception) through December 31, 1998, and for the Period from February 8, 1994 (Inception) through March 31, 1999 (unaudited).............................25


   Statements of Stockholders' Equity for the three-month Period Ended March 31,
1999 (unaudited), for the Years Ended December 31, 1998 and 1997, and for the
Period from February 8, 1994 (Inception) through December 31, 1996..............................................26


   Statements of Cash Flows for the three-month Periods ended March 31, 1999 and
1998 (unaudited), for the Years Ended December 31, 1998 and 1997, for the Period
from February 8, 1994 (Inception) through December 31, 1998, and for the Period from February 8, 1994 (Inception) through March 31, 1999 (unaudited)............................................27


   Notes to Financial Statements................................................................................28


                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders of Game Data, Inc.:

We have audited the accompanying balance sheets of Game Data, Inc. (A Development Stage Company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from February 8, 1994 (inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Game Data, Inc. (A Development Stage Company) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and for the period from February 8, 1994 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

The Company is in the development stage as of December 31, 1998. As discussed in
Note 1 to the financial statements, successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities, obtaining gaming regulatory approval, and achieving a level of sales adequate to support the Company's cost structure.



DELOITTE & TOUCHE LLP


January 15, 1999
Reno, Nevada


GAME DATA, INC.
(A Development Stage Company)

BALANCE SHEETS
MARCH 31, 1999 (UNAUDITED), DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------------------------------------
                                                                                              December 31,
                                                                  March 31,          ------------------------------
ASSETS                                                              1999                 1998             1997
                                                                 (Unaudited)
CURRENT ASSETS:
  Cash and cash equivalents                                     $  1,060,979         $    222,063     $    232,827
  Prepaid expenses and other                                           3,780                3,698            3,334
  Inventory                                                           39,615                    -                -
  Prepaid expenses and other                                           1,612                    -                -
                                                                -------------        -------------    -------------
           Total current assets                                    1,105,986              225,761          236,161

COMPUTER EQUIPMENT, Net of accumulated
  depreciation of $768, $510 and $39                                  10,165                1,842            2,313

LONG-TERM NOTE RECEIVABLE -
  RELATED PARTY                                                        6,000                6,000                -
                                                                -------------        -------------    -------------

TOTAL                                                           $  1,122,151         $    233,603     $    238,474
                                                                =============        =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                                              $     76,523         $     34,228     $     40,158
  Accrued expenses                                                    11,892                8,045            1,500
                                                                -------------        -------------    -------------
           Total current liabilities                                  88,415               42,273           41,658
                                                                -------------        -------------    -------------

LONG-TERM NOTE PAYABLE - RELATED
  PARTY, Net of discount of $176,258,
  $184,269 and $0                                                    623,742              615,731                -
                                                                -------------        -------------    -------------

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value; 10,000,000 shares
    authorized; 3,842,000, 3,480,000, 3,350,000
    shares, respectively issued and outstanding                    1,667,726              512,726          382,726
  Additional paid-in capital                                         682,918              682,918          254,000
  Deficit accumulated during the
    development stage                                             (1,940,650)          (1,620,045)        (439,910)
                                                                -------------        -------------    -------------
           Total stockholders' equity (deficit)                      409,994             (424,401)         196,816
                                                                -------------        -------------    -------------

TOTAL                                                           $  1,122,151         $    233,603     $    238,474
                                                                =============        =============    =============


See the accompanying notes to financial statements.


GAME DATA, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 1999 AND 1998 (Unaudited), FOR THE YEARS ENDED
DECEMBER 31, 1998 AND 1997, FOR THE PERIOD FROM FEBRUARY 8, 1994 (Inception) THROUGH
DECEMBER 31, 1998, AND FOR THE PERIOD FROM FEBRUARY 8, 1994 (Inception)
THROUGH MARCH 31, 1999 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                      FOR THE           FOR THE
                                                                                                    PERIOD FROM       PERIOD FROM
                                        FOR THE THREE-MONTH             FOR THE YEAR ENDED       FEBRUARY 8, 1994   FEBRUARY 8, 1994
                                      PERIOD ENDED MARCH 31,               DECEMBER 31,            (INCEPTION)        (INCEPTION)
                                  -----------------------------   -----------------------------       THROUGH           THROUGH
                                                                                                    DECEMBER 31,        MARCH 31,
                                       1999            1998            1998            1997           1998                1999
                                            (UNAUDITED)                                                               (UNAUDITED)
                                  -----------------------------
OPERATING EXPENSES:
  Research and development        $    149,497    $    105,000    $    400,271    $    105,000     $    505,271       $    654,768
  General and administrative           160,583         122,255         523,885          55,010          611,621            772,204
  Compensation expense for
    warrants issued                          -               -         225,196         250,000          475,196            475,196
                                  -------------   -------------   -------------   -------------    -------------      -------------

        Total operating expenses       310,080         227,255       1,149,352         410,010        1,592,088          1,902,168

OTHER (INCOME) EXPENSE:
  Interest expense                      20,011               -          49,893               -           49,893             69,904
  Interest income                       (9,486)         (2,067)        (19,110)         (2,826)         (21,936)           (31,422)
                                  -------------   -------------   -------------   -------------    -------------      -------------

NET LOSS                          $    320,605    $    225,188    $  1,180,135    $    407,184     $  1,620,045       $  1,940,650
                                  =============   =============   =============   =============    =============      =============


See the accompanying notes to financial statements.


GAME DATA, INC.
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) FOR THE THREE-MONTH PERIOD ENDED
MARCH 31, 1999 (UNAUDITED), FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
FOR THE PERIOD FROM FEBRUARY 4, 1994 (INCEPTION) THROUGH DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        DEFICIT
                                                                                                      ACCUMULATED
                                                            COMMON STOCK             ADDITIONAL       DURING THE
                                                  ------------------------------       PAID-IN        DEVELOPMENT
                                                      SHARES           AMOUNT          CAPITAL           STAGE            TOTAL

BALANCE, FEBRUARY 4, 1994
  (Inception)                                                -     $          -     $          -     $          -      $          -

  Common stock issued -
    February 10, 1994                                3,000,000           32,726                -                -            32,726

  Net loss                                                   -                -                -          (32,726)          (32,726)
                                                  -------------    -------------    -------------    -------------     -------------

BALANCE, DECEMBER 31, 1996                           3,000,000           32,726                -          (32,726)                -

  Net loss                                                   -                -                -         (407,184)         (407,184)

  Warrants issued:
    April 29, 1997                                           -                -            1,000                -             1,000
    May 15, 1997                                             -                -            1,000                -             1,000
    November 24, 1997                                        -                -            2,000                -             2,000

  Compensation expense for
    warrants issued                                          -                -          250,000                -           250,000

  Common stock issued:
    August 3, 1997                                      50,000           50,000                -                -            50,000
    September 8, 1997                                  100,000          100,000                -                -           100,000
    November 25, 1997                                  150,000          150,000                -                -           150,000
    December 10, 1997                                   50,000           50,000                -                -            50,000
                                                  -------------    -------------    -------------    -------------     -------------

BALANCE, DECEMBER 31, 1997                           3,350,000          382,726          254,000         (439,910)          196,816

  Net loss                                                   -                -                -       (1,180,135)       (1,180,135)

  Compensation expense for
    warrants issued                                          -                -          225,196                -           225,196

  Warrants issued in connection with
    long-term note payable                                   -                -          203,722                -           203,722

  Common stock issued:
     January 28, 1998                                  100,000          100,000                -                -           100,000
     March 10, 1998                                      7,500            7,500                -                -             7,500
     May 29, 1998                                       22,500           22,500                -                -            22,500
                                                  -------------    -------------    -------------    -------------     -------------

BALANCE, DECEMBER 31, 1998                           3,480,000          512,726          682,918       (1,620,045)         (424,401)

  Common stock issued:
    February 1, 1999 (Unaudited)                       400,000        1,000,000                -                -         1,000,000
    March 4, 1999 (Unaudited)                           20,000           50,000                -                -            50,000
    March 16, 1999 (Unaudited)                          42,000          105,000                -                -           105,000

  Net loss (Unaudited)                                       -                -                -         (320,605)         (320,605)
                                                  -------------    -------------    -------------    -------------     -------------

BALANCE, MARCH 31, 1999 (Unaudited)                  3,942,000     $  1,667,726     $    682,918     $ (1,940,650)     $    409,994
                                                  =============    =============    =============    =============     =============

See the accompanying notes to financial statements.


GAME DATA, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 1999 AND 1998 (Unaudited),
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997, FOR THE PERIOD FROM FEBRUARY 8,
1994 (Inception) THROUGH DECEMBER 31, 1998, AND FOR THE PERIOD FROM FEBRUARY 8,
1994 (Inception) THROUGH MARCH 31, 1999 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                      FOR THE           FOR THE
                                                                                                    PERIOD FROM       PERIOD FROM
                                         FOR THE THREE-MONTH             FOR THE YEAR ENDED       FEBRUARY 8, 1994  FEBRUARY 8, 1994
                                        PERIOD ENDED MARCH 31,               DECEMBER 31,            (INCEPTION)       (INCEPTION)
                                     ----------------------------   ----------------------------       THROUGH           THROUGH
                                                                                                     DECEMBER 31,        MARCH 31,
                                         1999            1998            1998            1997           1998              1999
                                              (UNAUDITED)                                                              (UNAUDITED)
                                     ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                           $   (320,605)  $   (225,188)   $ (1,180,135)  $   (407,184)    $ (1,620,045)     $ (1,940,650)
  Adjustments to reconcile net
    loss to net cash used in
    operating activities:
    Depreciation and amortization             259            118             471             39              510               769
    Interest imputed on long-term
      note                                  8,011                         19,453                          19,453            27,464
    Common stock issued for services            -              -          30,000              -           30,000            30,000
    Compensation expense for
      warrants issued                           -              -         225,196        250,000          475,196           475,196
    Changes in assets and liabilities:
      Increase in accrued interest
        receivable                         (3,780)             -                                                            (3,780)
      Increase in inventory               (39,615)             -                                                           (39,615)
      (Increase) decrease in prepaid
        expenses and other                  2,086          1,351            (364)        (3,334)          (3,698)           (1,612)
      (Decrease) increase in accounts
        payable                            42,295        (27,699)         (5,930)        40,158           34,228            76,523
      Increase in accrued expenses          3,847         56,580           6,545          1,500            8,045            11,892
                                     -------------  -------------   -------------  -------------    -------------     -------------

         Net cash used in operating
           activities                    (307,502)      (194,838)       (904,764)      (118,821)      (1,056,311)       (1,363,813)
                                     -------------  -------------   -------------  -------------    -------------     -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment      (8,582)             -               -         (2,352)          (2,352)          (10,934)
  Issuance of related party notes
    receivable                                  -              -          (6,000)             -           (6,000)           (6,000)
                                     -------------  -------------   -------------  -------------    -------------     -------------

         Net cash used in financing
           activities                      (8,582)             -          (6,000)        (2,352)          (8,352)          (16,934)
                                     -------------  -------------   -------------  -------------    -------------     -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock and
    warrants                            1,155,000        107,500         100,000        354,000          486,726         1,641,726
  Proceeds from issuance of notes
    payable                                     -              -         800,000              -          800,000           800,000
                                     -------------  -------------   -------------  -------------    -------------     -------------

         Net cash provided by
          financing activities          1,155,000        107,500         900,000        354,000        1,286,726         2,441,726
                                     -------------  -------------   -------------  -------------    -------------     -------------

NET (DECREASE) INCREASE IN CASH
  AND CASH EQUIVALENTS                    838,916        (87,338)        (10,764)       232,827          222,063         1,060,979

CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                     222,063        232,827         232,827              -                -                 -
                                     -------------  -------------   -------------  -------------    -------------     -------------

CASH AND CASH EQUIVALENTS,
  END OF PERIOD                      $  1,060,979   $    145,489    $    222,063   $    232,827     $    222,063      $  1,060,979
                                     =============  =============   =============  =============    =============     =============

SUPPLEMENTAL STATEMENT OF CASH
  FLOWS INFORMATION -
  Cash paid for interest             $     12,000   $          -    $     30,440   $          -     $     30,440      $     42,440
                                     =============  =============   =============  =============    =============     =============


GAME DATA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   ORGANIZATION AND NATURE OF OPERATIONS

     Game Data, Inc. (the "Company") was incorporated in the State of Nevada on February 8, 1994. The Company was organized to invent, develop, and market gaming concepts and technology to casinos, card rooms, and race tracks worldwide. Game Data, Inc. has had no revenues and is in its developmental stage as a business. Although certain patents have been issued and the Company believes there is significant demand for such products, the Company is still in the process of developing products that need substantial capital to license, manufacture, and market to the casino and card room industries worldwide. Successful completion of the Company's development program and, ultimately, the attainment of profitable operations are dependent upon future events, including obtaining adequate financing to fulfill its development activities, obtaining gaming regulatory approval, and achieving a level of sales adequate to support the Company's cost structure. As of December 31, 1998, the product development of certain gaming devices was substantially complete. The Company expects that during the first quarter of 1999 it will begin the gaming regulatory approval process in Nevada and, pending successful approval, expects to begin collecting revenues during the fourth quarter of 1999.

     The accompanying financial statements as of March 31, 1999 and 1998 and for the three-month period ended March 31, 1999 and 1998 and for the period from February 8, 1994 (inception) through March 31, 1999 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for such periods. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial condition, results of operations and cash flows have been included. The results of operations for the interim periods should not be considered indicative of results for a full calendar year.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS - Cash equivalents are recorded at cost, which approximates market. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     COMPUTER EQUIPMENT - Computer equipment is recorded at cost. Depreciation is provided for using the straight-line method over five years. Maintenance and repairs are expensed as incurred.

     RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred.

     PATENT AND TRADEMARK EXPENSES - Patent and trademark fees, included in general and administrative expenses, are expensed as incurred. Patent and trademark fees for the years ended December 31, 1998 and 1997, and for the period from February 8, 1994 (inception) through December 31, 1998, were $67,831, $19,811 and $113,738, respectively.

     COMPENSATION EXPENSE FOR WARRANTS ISSUED - In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company has recorded compensation expense for the issuance of warrants to purchase common stock to non-employees based on the fair value of such warrants.

     INCOME TAXES - The Company has elected to be treated as an S corporation, with income taxes to be paid or losses deducted by the individual shareholders based on the Company's taxable income or loss. Consequently, no accrual for federal income taxes is reflected in the accompanying balance sheet (see Note 7).

     ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used by the Company include the valuation of warrants and long-term debt.
     Actual results could differ from those estimates.

3.   STOCKHOLDERS' EQUITY

     During 1997, the Company issued warrants to purchase 400,000 shares of common stock in exchange for services received. The warrants were sold at a price of $.01 per warrant and entitle the holders to purchase shares of common stock at $.25 to $.50 per share, and such warrants expire on April 29, 2002. During 1998, the Company issued at no cost warrants to purchase an additional 400,000 shares of common stock entitling the holder to purchase such shares at $1.50 to $2.00 per share, subject to certain escalation provisions, and such warrants expire on May 11, 2003. Such warrants were issued during 1998 in exchange for services received and in connection with the issuance of a long-term note payable (see Note 6). The Company has recorded compensation expense related to the issuance of warrants to non-employees based on the fair value of such warrants computed using the difference between the face value and the fair value of the debt instruments issued, and the value of the services received.

     As of December 31, 1998, the Company reserved 800,000 shares of common stock for issuance pursuant to such warrants, none of which have been exercised or have expired.

4.   COMMON STOCK SPLIT

     On January 3, 1997, the Company effected a 2,000-for-1 split of its common stock. Prior shares outstanding have been restated to reflect the stock split.

5.   RELATED PARTY TRANSACTIONS

     As of December 31, 1998, the Company had a long-term noninterest-bearing note receivable from a related party in the amount of $6,000. The principal balance is due August 4, 2001.

     See Note 6 for a description of long-term related party note payable.

6.   LONG-TERM DEBT

     On May 11, 1998, the Company issued an unsecured note payable with a face value of $800,000 to a related party, requiring quarterly interest only payments at an annual stated rate of 6%. The principal balance is due May 10, 2003 unless certain liquidation or change of control events occur that result in an acceleration of the due date. In connection with the note payable, the Company issued the note holder 200,000 warrants to purchase common stock. The Company has recorded interest expense on this note at an imputed rate of 13%.

7.   SUBSEQUENT EVENT (UNAUDITED)

     During the three-month period ended March 31, 1999, the Company issued an additional 462,000 shares of common stock for $1,155,000.

     During March 1999 the Company rescinded its S corporation election and elected to be treated as a C corporation. No pro forma income tax benefit has been presented in the Statements of Operations or disclosed herein due to the nature of the cumulative losses of the Company during the development stage.


                                     ******

                                    PART III


ITEM 1    EXHIBITS
          --------

                EXHIBIT NO.               DESCRIPTION OF EXHIBIT
                -----------               ----------------------
                   2.1              Articles of Incorporation of Registrant

                   2.2 Certificate of Designation of Increase of Authorized and Issued Capital Common Stock of Registrant

                   2.3 Certificate of Amendment of Articles of Incorporation of Registrant

                   2.4              Bylaws of Registrant

                   3.1              Specimen Full Share Warrant


----------------------

                                   SIGNATURES
      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               GAME DATA, INC.


                                               By: /s/ Eric J. Maiss
                                                  ------------------------------
                                                   Eric J. Maiss
                                                   President